Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Continuing operations
1. Fixed charges:
A) Interest expense	$87,687	$84,138	$78,724	$79,586	$80,139
B) Amortization	3,700	3,059	2,752	2,278	1,886
C) Interest portion of rentals	6,333	6,779	6,665	8,846	9,346
D) Preferred securities distributions	—	—	4,015	5,475	5,475

Total fixed charges	$97,720	$93,976	$92,156	$96,185	$96,846

2. Earnings (as defined):
E) Pretax income from continuing operations	$68,435	$87,012	$55,384	$65,382	$56,741
Fixed Charges (1. above)	97,720	93,976	92,156	96,185	96,846

Total earnings as defined	$166,155	$180,988	$147,540	$161,567	$153,587

3. Ratio of earnings to fixed charges	1.70	1.93	1.60	1.68	1.59